SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

July 31, 2003

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

KIRKLAND LAKE GOLD INC.

UNAUDITED INTERIM FINANCIAL STATEMENTS

THREE MONTH PERIOD ENDED JULY 31, 2003

(EXPRESSED IN CANADIAN DOLLARS)

NOTICE TO READER

We have compiled the balance sheet of Kirkland Lake Gold Inc. as at July 31, 2003 and the statements of operations and deficit and cash flows for the period then ended from information provided by management.  We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information.  Readers are cautioned that these statements may not be appropriate for their purposes.

Kirkland Lake, Ontario

ROSS, POPE & COMPANY

September 19, 2003

CHARTERED ACCOUNTANTS

KIRKLAND LAKE GOLD INC.

BALANCE SHEETS

AS AT JULY 31, 2003 AND APRIL 30, 2003

(UNAUDITED-SEE NOTICE TO READER)

(EXPRESSED IN CANADIAN DOLLARS)

	JULY 31	APRIL 30
	2003	2003
Assets
Current assets
Cash and cash equivalents	$ 710,771	$ 3,664,607
Short-term investments	190,000	190,000
Accounts receivable	650,473	313,168
Inventories (Note 3)	1,581,868	583,290
Prepaid expenses and deposits	35,137	444,220
	3,168,249	5,195,285

Deferred financial charges (Note 7(c))	225,000	6,250
Mineral properties (Note 4)	9,992,448	8,117,495
Property, plant and equipment (Note 5)	6,804,520	5,971,094
Mine closure bonds	2,043,435	2,043,435
	$ 22,233,652	$ 21,333,559

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 11(b))	$ 4,846,366	$ 3,464,472
Notes payable (Note 6)	963,561	1,926,849
Convertible loans (Note 7)	2,187,500	2,176,622
	7,997,427	7,567,943

Convertible loans (Note 7(b))	810,889	-
Provision for reclamation and site restoration	2,043,435	2,043,435
	10,851,751	9,611,378
Shareholders' Equity
Capital stock (Note 8)
Authorized Unlimited common shares without par value Issued 24,610,431 (April 30, 2002 - 24,076,166) common shares	18,551,816	17,757,582
Shares allotted but not issued	2,738,990	-
Options (Note 9)	112,285	112,362
Warrants (Note 10)	639,581	696,270
Equity component of convertible loans (Note 7)	271,839	82,728
Contributed surplus	18,010	18,010
Deficit	(10,950,620)	(6,944,771)
	11,381,901	11,722,181
	$ 22,233,652	$ 21,333,559

Nature of operations and going concern (Note 1)

Approved by the Board of Directors:

(signed) "Brian E. Bayley" Director

(signed) "S. Paul Kostuik" Director

See accompanying notes to interim financial statements.

KIRKLAND LAKE GOLD INC.

STATEMENTS OF OPERATIONS AND DEFICIT

THREE MONTHS ENDED JULY 31, 2003 AND 2002

(UNAUDITED-SEE NOTICE TO READER)

(EXPRESSED IN CANADIAN DOLLARS)

	THREE MONTH PERIOD ENDED JULY 31	THREE MONTH PERIOD ENDED JULY 31
	2003	2002

Mining revenue	$ 707,606	$
Operating costs	3,797,868	-
Amortization and depletion	223,471	155,215
Operating income (loss)	(3,313,733)	(155,215)

General and administrative	379,358	337,081
Royalties	14,170	-
Exploration	252,288	503,240
Amortization of finance charges	6,250	36,149
Interest and bank charges	47,468	147,471
Foreign exchange gain	194	-
Interest and other income	(7,612)	(20,129)
	692,116	1,003,812
Loss for the period	(4,005,849)	(1,159,027)
Deficit - beginning of period	(6,944,771)	(2,009,792)
Deficit - end of period	$ (10,950,620)	$ (3,168,819)

Basic and diluted loss per share	$ (0.16)	$ (0.06)
Basic and Diluted Weighted Average number of shares outstanding	24,377,410	18,483,425

See accompanying notes to interim financial statements.

KIRKLAND LAKE GOLD INC.

STATEMENT OF CASH FLOWS

THREE MONTHS ENDED JULY 31, 2003 AND 2002

(UNAUDITED-SEE NOTICE TO READER)

(EXPRESSED IN CANADIAN DOLLARS)

	THREE MONTH PERIOD ENDED JULY 31	THREE MONTH PERIOD ENDED JULY 31
	2003	2002
Cash flows from operating activities
Loss for the period	$ (4,005,849)	$ (1,159,027)
Items not affecting cash
Amortization and depletion	223,471	155,215
Accretion of interest and finance charges	53,840	148,553
Stock-based compensation	6,607	4,261
Changes in non-cash working capital items
Accounts receivable	(337,305)	(93,272)
Inventories	(998,578)	(2,558,027)
Prepaid expenses	409,083	(71,739)
Accounts payable and accrued liabilities	1,381,894	1,301,040
	(3,266,837)	(2,272,996)
Cash flows from financing activities	-	-
Net proceeds from issuance of capital stock	730,860	2,217,660
Proceeds from shares allotted and paid but not issued	2,513,990	-
Proceeds from issuance of convertible loans	1,000,000	2,500,000
Financing costs	-	(25,000)
Payment of notes payable and convertible loans	(1,000,000)	(2,000,000)
	3,244,850	2,692,660
Cash flows from (applied to) investing activities
Purchase of property, plant and equipment	(1,025,896)	(197,552)
Additions to mineral properties	(1,905,953)	(902,007)
	(2,931,849)	(1,099,559)
Increase (decrease) in cash and cash equivalents	(2,953,836)	(679,895)
Cash and cash equivalents - Beginning of period	3,664,607	3,669,390
Cash and cash equivalents - End of period	$ 710,771	$ 2,989,495

Supplemental cash flow information (Note 13)

See accompanying notes to interim financial statements.

KIRKLAND LAKE GOLD INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

THREE MONTHS ENDED JULY 31, 2003

(UNAUDITED-SEE NOTICE TO READER)

(EXPRESSED IN CANADIAN DOLLARS)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Kirkland Lake Gold Inc. (the company) owns gold mining and milling operations in Kirkland Lake, Canada, which were inactive when acquired in December 2001 and have been placed back into commercial production.  The continued operations of the company are dependent upon the existence of economically recoverable reserves, the ability of the company to obtain financing as required to sustain the development, and upon future profitable production.

At July 31, 2003, the company had a working capital deficiency of $4,829,178. Subsequent to period end, the company raised $9,763,000 gross proceeds in a private placement (note 14).  Management estimates that these funds, together with funds from operations will be sufficient to meet the company's obligations for the coming year. If necessary the company will raise additional financing to meet it's obligations and while the company has been successful in obtaining financing in the past, there can be no assurance that it will be able to do so in the future.

The company's ability to continue as a going concern is dependent on future financings until the attainment of profitable and cash-generating operations sufficient to sustain the company.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the company be unable to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principals ("GAAP") in Canada.  They do not include all of the information and disclosures required by Canadian GAAP for annual audited financial statements.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.  The interim financial statements should be read in conjunction with the company's financial statements including the notes thereto for the year ended April 30, 2003.

3.

INVENTORIES

	JULY 31	APRIL 30
	2003	2003

Mine operating supplies	$ 295,244	$ 74,802
Dore bars	348,111	-
Gold in process	938,513	508,488
	$ 1,581,868	$ 583,290

KIRKLAND LAKE GOLD INC.

NOTES TO INTERIM FINANCIAL STATEMENTS (CONT'D)

THREE MONTHS ENDED JULY 31, 2003

(UNAUDITED-SEE NOTICE TO READER)

(EXPRESSED IN CANADIAN DOLLARS)

4.

MINERAL PROPERTIES

	JULY 31	APRIL 30
	2003	2003
Balance - Beginning of period	$ 8,117,495	$ 2,037,369
Additions:
Rehabilitation and development costs	1,905,953	6,188,717
Depletion	(31,000)	(108,591)
Balance - End of period	$ 9,992,448	$ 8,117,495

	JULY 31	APRIL 30
	2003	2003
Acquisition allocation	$ 795,674	$ 795,674
Underground development	6,266,304	4,412,246
Underground pumping	1,938,417	1,917,522
Mill and surface facilities rehabilitation	149,371	149,371
Lakeshore underground access ramp	842,682	842,682
	$ 9,992,448	$ 8,117,495

5.

PROPERTY, PLANT AND EQUIPMENT

		ACCUMULATED	JULY 31
	COST	AMORTIZATION	NET

Computer equipment	$ 125,359	$ 38,930	$ 86,429
Mine and mill equipment	7,728,607	1,046,284	6,682,323
Vehicles	45,364	9,596	35,768
	$ 7,899,330	$ 1,094,810	$ 6,804,520

2003

		ACCUMULATED	APRIL 30
	COST	AMORTIZATION	NET

Computer equipment	$ 115,359	$ 29,040	$ 86,319
Mine and mill equipment	6,712,710	865,971	5,846,739
Vehicles	45,364	7,328	38,036
	$ 6,873,433	$ 902,339	$ 5,971,094

KIRKLAND LAKE GOLD INC.

NOTES TO INTERIM FINANCIAL STATEMENTS (CONT'D)

THREE MONTHS ENDED JULY 31, 2003

(UNAUDITED-SEE NOTICE TO READER)

(EXPRESSED IN CANADIAN DOLLARS)

6.

NOTES PAYABLE

The company signed notes payable in connection with the acquisition of the mineral property and mining assets in Kirkland Lake, Ontario . The notes are non-interest bearing and are payable on the following dates:

		JULY 31	APRIL 30
	Principal	2003	2003
June 11, 2002 (paid)	$ 1,000,000	$ -	$ -
June 14, 2002 (paid)	1,000,000	-	-
December 13, 2002 (paid)	1,000,000	-	-
June 11, 2003 (paid)	1,000,000	-	988,493
December 13, 2003	1,000,000	963,561	938,356
		$ 963,561	$ 1,926,849

The non-interest bearing notes have been discounted at 10% per annum, which is estimated to be consistent with similar borrowings which would have been available to the company.

	JULY 31	APRIL 30
	2003	2003
Balance - Beginning of period	$ 1,926,849	$ 4,641,370
Acquisition	-	-
Accretion of interest	36,712	285,479
Less: payments	(1,000,000)	(3,000,000)
Balance - End of period	$ 963,561	$ 1,926,849

7.

CONVERTIBLE LOANS

(a)

On June 11, 2002, the company completed loan financing of $2,500,000. The loans have a term of one year, which can be extended for one year at the company's option (see below), and bear interest at the rate of 10% per year.

The principal amount of the loans are convertible at the lenders' option into special warrants at the rate of $4.00 per special warrant and the accrued interest is convertible into special warrants at the rate equal to the higher of $4.00 per special warrant or the then market price of the company's shares. Each special warrant, including those issued as a bonus, is convertible into one common share of the company.

KIRKLAND LAKE GOLD INC.

NOTES TO INTERIM FINANCIAL STATEMENTS (CONT'D)

THREE MONTHS ENDED JULY 31, 2003

(UNAUDITED-SEE NOTICE TO READER)

(EXPRESSED IN CANADIAN DOLLARS)

7.

CONVERTIBLE LOANS (CONT'D)

The company has determined the value of the equity conversion feature of the convertible loans to be $94,546 using the Black-Scholes option pricing model.  The remainder of $2,405,454 was classified as debt.

During the year ended April 30, 2003, the company redeemed part of the convertible loans with a face value of $312,500.

The lenders received an aggregate of 125,000 special warrants exercisable at $2.05 for 10 years, as a bonus for making the loans, which have been determined to have a fair value of $218,266.

On June 11, 2003 the company notified the lenders of its intention to extend the maturity date of the loan, as per their agreement, by the issuance to the lenders of special warrants convertible into 109,375 common shares of the Company.  The special warrants, when issued, will be subject to a four month hold period from issuance of such special warrants.

The company paid a finder's fee of $25,000 on closing of the financing, which, together with the recorded fair value of the 125,000 special warrants of $218,266, was amortized over the initial term of the debt.

(b)

On June 10, 2003, the company agreed in principle to complete a loan financing of $1,000,000. The loan has a term of eighteen months, which can be extended for eighteen months at the company's option (see below), and bears interest at the rate of 10% per year.

The principal amount of the loan is convertible at the lenders' option into common shares at the rate of $4.00 per common share and the accrued interest is convertible into common shares at the rate equal to the higher of $4.00 per common share or the then market price of the company's shares. If the loan is converted or repaid before the first anniversary date of the closing in August 2003, the lenders shall receive one year's worth of interest (excluding interest converted into shares) on the original loan amount.

The company has determined the value of the equity conversion feature of the convertible loans to be $189,111 using the Black-Scholes option pricing model.  The remainder of $810,889 was classified as debt.

On August 11, 2003 the lenders received an aggregate of 75,000 common shares at $3.00, as a bonus for making the loans, which have been determined to have a fair value of $225,000 and will be amortized over the initial term of the loan.

At the company's option, the maturity date of the loan may be extended 18 months by the issuance of 75,000 common shares.  The common shares, when issued, will be subject to a four month hold period from issuance of such common shares.

(c)

A summary of deferred finance charges incurred and amortization during the period is shown below.

	JULY 31	JULY 31
	2003	2002
Balance - Beginning of period	$ 6,250	$ -
Finance charges incurred	225,000	243,266
Less: amortization	(6,250)	(36,149)
Balance - End of period	$ 225,000	$ 207,117

KIRKLAND LAKE GOLD INC.

NOTES TO INTERIM FINANCIAL STATEMENTS (CONT'D)

THREE MONTHS ENDED JULY 31, 2003

(UNAUDITED-SEE NOTICE TO READER)

(EXPRESSED IN CANADIAN DOLLARS)

8.

CAPITAL STOCK

	Number of	Stated
	shares	value
Balance - Beginning of period	24,076,166	$ 17,757,582
Exercise of options (Note 9)	330,000	420,934
Exercise of warrants (Note 10)	204,265	373,299
Balance - End of period	24,610,431	$ 18,551,815

On August 8, 2003, the company closed the first of two tranches of a private placement of 3,755,000 units.  In the first tranche, the company sold 3,554,000 units at $2.60 per unit to raise gross proceeds of $9,240,400.  On August 26, 2003, the company closed the second tranche and sold 201,000 units at $2.60 per unit to raise gross proceeds of $522,600.   Each unit consisted of one common share and one-half of a share purchase warrant.  Each whole warrant will entitle the holder to purchase a further common share for a period of two years at a price of $3.00 per share.  The balance noted below represents funds advanced by the investors as part of the first tranche of the private placement.  As at July 31, 2003 the company had received $2,513,990 of the $9,240,000 private placement proceeds.   A summary of the shares allotted but not issued at the end of the period is shown below.

JULY 31
2003
Balance - Beginning of period	$ -
Private placement subscriptions received	2,513,990
Shares to be issued in connection with convertible loan (note 7(b))	225,000
Balance - End of period	$ 2,738,990

9.

OPTIONS

The company has adopted a stock option plan.  The plan allows the company to grant options to directors, senior officers and employees of or consultants to the company and its subsidiaries or employees of a corporation providing management services to the company to acquire up to 930,000 common shares.

The plan provides that the exercise price of an option granted under the plan shall not be less than the market price at the time of granting the option.  Options have a maximum term of 10 years and terminate on the 90th day after the optionee ceased to be any of a director, officer, consultant or employee; on the 30th day after the optionee ceased to be an employee or consultant if the optionee was engaged in providing investor relations services for the company; or the earlier of the 90th day and the third month after the optionee ceased to be an employee or officer if the optionee is subject to the tax laws of the United States of America.

KIRKLAND LAKE GOLD INC.

NOTES TO INTERIM FINANCIAL STATEMENTS (CONT'D)

THREE MONTHS ENDED JULY 31, 2003

(UNAUDITED-SEE NOTICE TO READER)

(EXPRESSED IN CANADIAN DOLLARS)

9.

OPTIONS (CONT'D)

Notwithstanding that options can have a maximum term of 10 years it is presently the policy of the company to issue options for terms of 5 years.

Stock options issued to officers, directors, employees and consultants are as follows:

	Number of shares	Weighted average exercise price
Options outstanding - May 1	1,735,000	$ 1.65
Exercised	(330,000)	1.26
Options outstanding - July 31	1,405,000	$ 1.75
Options exercisable - July 31	768,000	$ 1.37

The following table summarizes information about stock options outstanding and exercisable at July 31, 2003:

Exercise price	Options outstanding	Options exercisable	Outstanding options weighted average remaining life (years)	Exercisable options weighted average remaining life (years)
$ 1.10	200,000	200,000	2.66	2.66
1.35	390,500	390,500	3.21	3.21
1.60	135,000	67,500	3.70	3.70
2.05	75,000	75,000	3.81	3.81
2.20	569,500	-	4.45	-
2.45	35,000	35,000	3.85	3.85
$1.10 - $2.45	1,405,000	768,000	3.73	3.19

The company grants all employee stock options with an exercise price equal to the market value of the underlying common shares on the date of grant.  Accordingly, under the intrinsic value method, no compensation expense has been recognized on the employee stock option in the statements of operations. If compensation costs for all grants under the employee stock option plan had been determined by the fair value method, net income and earnings per share would have been as follows:

KIRKLAND LAKE GOLD INC.

NOTES TO INTERIM FINANCIAL STATEMENTS (CONT'D)

THREE MONTHS ENDED JULY 31, 2003

(UNAUDITED-SEE NOTICE TO READER)

(EXPRESSED IN CANADIAN DOLLARS)

9.

OPTIONS (CONT'D)

	JULY 31	JULY 31
	2003	2002
Loss
As reported	$ (4,005,849)	$ (1,159,027)
Pro forma	$ (4,113,226)	$ (1,235,146)
Loss per share
As reported	$ (0.16)	(0.06)
Pro forma	$ (0.17)	(0.07)

The fair value of each option at the date of grant was estimated using the Black-Scholes option-pricing model with the following assumptions:

JULY 31
2003
Expected life of options	5 years
Risk-free interest rate	3 - 5%
Expected stock price volatility	70%
Expected dividend yield	0%
Weighted-average fair value of options	$ 2.18

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company's stock options.

For the period ended July 31, 2003, the value of stock options granted to non-employees for consulting services is $6,607.  The fair value of these options is estimated using the Black-Scholes option pricing model.

	JULY 31	APRIL 30
	2003	2003
Balance - Beginning of period	$ 112,362	$ 128,168
Options granted to non-employees	6,607	22,133
Exercise of options	(6,684)	(31,747)
Options forfeited	-	(6,192)
Balance - End of period	$ 112,285	$ 112,362

KIRKLAND LAKE GOLD INC.

NOTES TO INTERIM FINANCIAL STATEMENTS (CONT'D)

THREE MONTHS ENDED JULY 31, 2003

(UNAUDITED-SEE NOTICE TO READER)

(EXPRESSED IN CANADIAN DOLLARS)

10.

WARRANTS

The changes in warrants outstanding are as follows:

	Number of shares	Weighted average exercise price
Warrants outstanding - May 1	1,721,823	$ 1.63
Granted	-	-
Exercised	(204,265)	1.55
Warrants outstanding - July 31	1,517,558	$ 1.74

	JULY 31	APRIL 30
	2003	2003
Balance - Beginning of period	$ 696,270	$ 1,044,040
Unit proceeds allocated to warrants	-	315,211
Warrants issued as bonus on issuance of convertible loans	-	218,266
Exercise of warrants	(56,689)	(881,247)
Balance - End of period	$ 639,581	$ 696,270

11.

RELATED PARTY TRANSACTIONS

The following related party transactions occurred during the period:

(a)

The company paid office facilities and administration services in the amount of $10,500 (2002 - $18,000) to a company related by directors in common.

(b)

At July 31, 2003, accounts payable included $nil (2002 - $nil) owing to companies with directors in common. Amounts due to related parties are non-interest bearing and have no fixed terms of repayment.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

12.

SEGMENTED INFORMATION

The company has one operating segment consisting of a mining and milling operation located in Kirkland Lake, Canada. During the periods ended July 31, 2003 and 2002 all of the company's capital assets, revenues earned and operations were in Canada.

KIRKLAND LAKE GOLD INC.

NOTES TO INTERIM FINANCIAL STATEMENTS (CONT'D)

THREE MONTHS ENDED JULY 31, 2003

(UNAUDITED-SEE NOTICE TO READER)

(EXPRESSED IN CANADIAN DOLLARS)

13.

 SUPPLEMENTAL CASH FLOW INFORMATION

During the period ended July 31, 2003 and 2002, the company conducted non-cash financing and investing activities as follows:

	JULY 31	JULY 31
	2003	2002
Warrants issued as share issuance costs	$ -	$ 81,276
Warrants issued as convertible loans financing costs	$ -	$ 218,266
Stock-based compensation	$ 6,607	$ 4,261

14.

SUBSEQUENT EVENTS

(a)

On August 8, 2003, the company closed the first of two tranches of a private placement of 3,755,000 units.  In the first tranche, the company sold 3,554,000 units at $2.60 per unit to raise gross proceeds of $9,240,400.  On August 26, 2003, the company closed the second tranche and sold 201,000 units at $2.60 per unit to raise gross proceeds of $522,600.  Each unit consisted of one common share and one-half of a share purchase warrant.  Each whole warrant entitles the holder to purchase a further common share for a period of two years at a price of $3.00 per share.

(b)

On August 11, 2003 the company completed the convertible loan financing as disclosed in note 7(b) .

Management’s Discussion and Analysis

Description of Business

Kirkland Lake Gold Inc. (the “Company”) is an operating gold mining company located in  Kirkland Lake, Ontario. The Company owns the Macassa Mine and Mill and four contiguous former gold producing properties which it purchased on December 14, 2001.

Overview

The Company incurred a loss for the quarter ended July 31, 2003 of $4,005,849 or $0.16 per share compared to a loss of $1,159,027 or $0.06 per share during the same period in fiscal 2002. Compared to the 2002 quarter ending July 31st, the larger loss from operations, offset in part by a lesser increase in inventories, increased the negative operating cash flow to  $3,266,837 (2002 - $2,272,996).  Commercial underground gold production did not take place during the first quarter of fiscal 2003 and thus a regularized cost profile was not established during the quarter.

Gold sales during the first fiscal quarter of 2003 were 1,460 troy ounces with an average price of $484 per ounce of gold.  Sales fell short of the Company’s internal forecast due largely to a delay in the Company’s dewatering campaign, more development work done than anticipated, and lower than expected productivity from the Company’s contracted mining workforce.

Several positive developments occurred during the quarter which include:

•   The dewatering program progressed 185 feet to reach 5105 by the end of the quarter, putting the Company closer to begin the necessary rehabilitation work on the 5150 foot level to put the existing loading pocket operational by the end of October.

•   Work continued on re-commissioning #2 Shaft which is also slated to become operational by late October.

•   Lastly, rehabilitation work was completed on 3 levels (4250’, 4750’, & 4900’) and significant progress made on the 4500 foot level, thus adding 8 stopes to the Company’s mining plan.

Operating Expenses

During the first quarter a total of $3,797,868 (2002 - nil) was spent on operating costs relating to mining (#3 Shaft - $2,086,168, Lake Shore Ramp $280,527), milling ($708,565), definition drilling ($376,516) and other assorted costs. The Company incurred $223,471 (2002 - $155,215) in amortization and depletion of assets costs, and $47,468 (2002 - $147,471) on interest and bank charges.  For the quarter the Company incurred a slightly higher level of general and administrative expenses of $379,358 (2002 - $333,081).

Exploration Update

During the quarter, the Company spent $252,288 (2002 - $503,240) on completing 13,794 feet of exploration drilling, and $374,516 for stope definition drilling.  Of all exploration drilling, 11,718 feet of core was drilled at Macassa for exploration of the “D” Zone (38 level), and 2,076 feet was drilled for exploration of the “South” Zone (47 level).

The Company recently announced in a news release dated August 15, 2003 that positive drilling results increased proven (to 207,000 ounces) and probable (to 284,000 ounces) reserves by 45% to 491,000 ounces of gold, up from the prior year’s level of 337,000 ounces.  The reserves and resources were estimated by the Company’s Chief Geologist, Michael Sutton P.Geo., and Senior Geologist, Stewart Carmichael P.Geo., while the previous reserves and resources estimates were estimated in December, 2002 by Mr. Sutton and audited by Roscoe Postle Associates Inc. (an independent geological and mining consulting firm).

Acquisition Of Kirkland Lake Mining Assets

On December 14, 2001 the Company acquired the Kirkland Lake gold operations of Kinross Gold Corporation for $5,000,000, the assumption of $2,043,435 in reclamation bond obligations related to the closure plan for the properties and a net smelter return royalty. The $5,000,000 purchase price is being paid in installments, which commenced in June 2002.  To date $4,000,000 has been paid, with one remaining $1,000,000 payment to be made in December 2003.

Liquidity and Capital Resources

The Company’s cash balance at July 31, 2003 was $900,000 and working capital deficiency was $4,829,178, which included a convertible loan with a maturity date of June 11th 2003, which has been extended until December 2004.

The total amount invested in the Company’s operations was $2,931,849 (2002-$1,099,599).  Of this amount $1,025,896 was spent on the acquisition of new mining equipment, and the balance of $1,905,953 (2002 - $902,007) was invested in the Company’s mining operations.  Of this amount, $131,483 was spent on re-commissioning of #2 Shaft, and the balance on general underground development for future production at Macassa #3 Shaft.

Three major programs for underground development activity were the $376,158 spent on drifting (562 feet), $295,199 spent on the Alimak & Manway Installation Program (114 feet) at the 4247 Stope, and the $87,438 Raisebore Program (472 feet).  The water level began the quarter at 4920 feet below the surface and by the end of the quarter the level had gone down by 185 feet to 5105 foot, or on average the water level fell by just over 2 feet per day.  Rehabilitation work was completed on 3 levels (4250’, 4750’, & 4900’) and significant progress made on the 4500 foot level, adding 8 stopes to the Company’s mining plan.

In August 2003, the Company raised $9,763,000 in gross proceeds in a private placement.

Outlook

The Company now contemplates a revised production level of between 30,000 and 50,000 ounces of gold in fiscal 2004.  The revised level of production is caused in large part by the late reactivation in October of the 5150-foot level loading pocket, in order to hoist underground ore production to surface.  Additionally, the re-commissioning of #2 Shaft is also expected to become operational within the same time frame. The majority of gold production is expected from Macassa #3 Shaft, with Lake Shore Ramp and #2 Shaft contributing as the year progresses.

Proposed capital expenditures in fiscal 2003 are expected to be a minimum of $5,000,000 which will be spent on the loading pocket rehabilitation, development activities, the acquisition of mining equipment, and the re-commissioning of Shaft #2.

Accounting Policies

The Company’s most significant accounting policies are as follows:

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Revenue is recognized on title transfer of the gold to the purchasers, which occurs when gold is received by the purchaser. Adjustment to accounts receivable, if any, between the date of title transfer and the settlement date are recorded when determinable.

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Dore bars and gold in process are recorded in inventory at the lower of average production cost and net realizable value.

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The Company expenses exploration expenditures and near-term ore development costs as they are incurred.

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Property acquisition costs and longer-term development costs incurred to expand ore reserves are deferred and depleted on a units-of-production basis over proven and probable reserves. The capitalized costs are reviewed annually, or more frequently if changes in circumstances warrant, to consider whether the carrying value can be recovered from estimated undiscounted future cash flows. If the carrying value is considered not recoverable on this basis, the Company will write down the carrying value to the estimated net recoverable amount, calculated on non-discounted basis.

Environment

The Company has the necessary licenses and permits in place to resume permit gold mining and milling operations on its Kirkland Lake properties. The current permit allows the discharge of tailings at a mill  processing rate of 2,000 tons per day for over 10 years. Under the terms of the formal closure plan filed in respect of the properties, the Company has deposited with the Ontario Ministry of Environment and northern Development the sum of $2,043,435 to fund the cost of the closure plans

Risks and Uncertainties

The profitability of the company is affected by business risks including the price of gold, the normal risks of underground mining which affects production rates and costs, and the exchange rate between the Canadian dollar and the United States dollar.

The Company’s mining operations and development and exploration activities are affected by various laws and regulations, including those which cover environmental health and safety matters. Existing legislation and regulation are subject to change, the impacts of which are difficult to measure. It is the policy of the Company to maintain safe working conditions at its work site, comply with  health and safety legislation, maintain equipment and premises in safe conditions and ensure that all employees comply with safety procedures.

Subsequent Events

On August 8th & 26th, 2003, the Company announced that it had completed the sale, by way of private placement, of 3,755,000 units at a price of $2.60 per unit (gross proceeds of $9,763,000 were realized). Each unit consists of one common share and one-half of a share purchase warrant. Each whole warrant will entitle the holder to purchase a further common share for a period of two years at a price of $3.00 per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD INC.

(the Registrant)

Date:	September 29, 2003	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer